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                                                                    Exhibit 99.3

FOR IMMEDIATE RELEASE               Contact: David L. Concannon
                                             General Counsel
                                             Axsys Technologies, Inc.
                                             201/871-1500
                                             dlc@axsys.com
                                             www.axsys.com


             AXSYS TECHNOLOGIES DIVESTS SENSOR SYSTEMS DIVISION

ENGLEWOOD CLIFFS, NJ, SEPTEMBER 16, 1998 -- Axsys Technologies, Inc. (Nasdaq:
AXYS) today announced that, as part of its long-term strategy to focus its operations on the electronics capital equipment and digital imaging markets, it has sold its Vernitron Sensor Systems division ("SSD") to Sensor Systems L.L.C. for approximately $3,000,000, of which $1,000,000 is in the form of a five year, 10% note. Sensor Systems L.L.C. is a newly formed, privately held company which, along with Fisher Electric Technologies and Motor Magnetics, is a part of the Electromotive Solutions Group, manufacturers of specialty electric motors and alternators.

SSD manufactures various types of sensor products including pressure transducers, potentiometers and rotary optical encoders, which are used on defense and aerospace programs that are generally different than those serviced by the remaining Axsys business units. SSD had revenues of approximately $7,400,000 in 1997, of which $850,000 was inter-company.

The sale of SSD is being treated as a discontinued operation and, accordingly, the operating results of SSD will be reported separately from continuing operations. As a result of the sale and related discontinued operations treatment, it is estimated that Axsys' earnings from continuing operations for 1998, excluding the effect of a tax valuation allowance reversal, will be reduced by approximately $.04 per diluted share. In addition, Axsys will record a net after tax discontinued operations charge on the sale of SSD of approximately $2,600,000.

Axsys Technologies, Inc. supplies micro-positioning and precision optical products for a variety of markets, including defense, space, digital imaging and electronics capital equipment. The company also produces interconnect devices and distributes precision ball bearings for industrial, consumer and other commercial applications. For more information, contact Axsys Technologies, Inc., 910 Sylvan Avenue, Suite 180, Englewood Cliffs, NJ 07632.
(201) 871-1500, FAX (201) 871-7750; web: www.axsys.com

This news release contains certain forward-looking statements. The Company's business is subject to a variety of risks and uncertainties. As a result, actual results and developments may be materially different from those expressed or implied in any forward-looking statement. Disclosure regarding factors affecting the Company's future results and developments is contained in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for the fiscal year ended December 31, 1997.